SUPPL

FNC

FANCAMP EXPLORATION LTD.

7290 Gray Avenue, Burnaby, British Columbia, V5J 3Z2
Telephone: 604-434-8829 Facsimile: 604-434-8823
Web site: www.fancampexplorationltd.ca

NEWS RELEASE

File No. 82-3929

FANCAMP OPTIONS ADDITIONAL IRON PROPERTY TO CHAMPION MINERALS

May 13, 2009

TSX Trading Symbol: **FNC**
S.E.C. Exemption: 12(g)3-2(b)

Fancamp Exploration Ltd. (TSX Venture Exchange - FNC): The Company wishes to announce the optioning of its jointly held 39 claim, 2067 hectare Lac Penguin Property to Champion Minerals Inc. The Property is located immediately north of Arcelor Mittal's (as yet undeveloped) Mount Reed deposit.

The option agreement covering this acquisition is already in place over 15 properties in the Mount Reed - Mount Wright iron district, signed with Champion on May 21st 2008 and announced by Fancamp May 27th, 2008. The additional benefit to Fancamp and the Sheridan Platinum Group Ltd is the issuance of 200,000 shares to each of the parties following regulatory approval.

In addition, Fancamp and Sheridan, in view of the close association with Champion in this important and developing iron district, have given Champion a first refusal on their last wholly owned property in the district in the event of third party participation. The 29 claim, 1537 hectare Lac Lamellee property located immediately northeast of Consolidated Thompson's recently acquired Lac Peppler iron deposit, is characterized by a magnetic signature similar to, but larger than, that of the Bloom Lake deposit currently under development by Consolidated Thompson some 50 kilometres to the north. Previous work on Lamellee has been confined to geophysics and geological mapping and no historical resource has been established.

ON BEHALF OF THE BOARD

"Peter H. Smith", Ph.D., P.Eng., President

For further information, contact: Peter H. Smith, Ph.D.,P.Eng., President, at 514-481-3172
Web site: www.fancampexplorationltd.ca

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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